[FX ENERGY'S LOGO]                                               FX ENERGY, INC.
                                                       3006 Highland Drive, #206
                                                  Salt Lake City, Utah 84106 USA
                                                       Telephone: (801) 486-5555
                                                       Facsimile: (801) 486-5575


March 10, 2006

                                                               VIA FACSIMILE AND
                                                              EDGAR TRANSMISSION
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, DC  20549-7010

         Re:      FX Energy, Inc. (the "Company")
                  Form 10-K for Fiscal Year Ended December 31, 2004 File No. 000-25386

Dear Mr. Schwall:

         This letter is in response to your letter dated March 2, 2006, respecting your review of the financial statements and related disclosures in our annual report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K").

         Set forth below are your comments, followed by our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Engineering Comments

Exploration, Development, and Production Activities, page 7

Exploration Activities in Poland, page 7

Fences I Project Area, page 7

1. We note your response number 2. As previously requested, amend your current document to remove the reference to 40 BCF of recoverable in Fences I. Please confirm that, in future filings, you will only disclose reserves that meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

         Response:

         An amendment filed via the EDGAR system this date corrects this statement. In future filings we will only disclose reserves that meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

                                                                 FX ENERGY, INC.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
March 10, 2006
Page 2
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Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 22

Introduction, page 22

2. You originally reported that your goals do not necessarily coincide with those of your partners. In your response number 3 you have deleted that statement. If, in fact, you and your partners have different goals, that may be material information. Please advise why you have deleted that language.

         Response:

         We believe that our goals as well as the goals of the Polish Oil and Gas Company, or POGC, are parallel. The deleted sentence merely notes the possibility that the goals of our company and our partner may not always be parallel and was not intended to identify any current divergence.

Supplemented Information, page F-26

Disclosure about Oil and Gas Properties and Producing Activities, page F-26

Summary Oil and Gas Reserve Data, page, F-27

Estimated Quantities of Proved Reserves, page F-27

3. Please reconcile your response number 4 to the fact that you reported under the section called Market and Price Risk that the limited volume and source of your gas production means that you cannot assure uninterruptible production or production in amounts that would be meaningful to industrial users. You also state that there is no competitive market for the sale of gas in Poland.

         Response:

         While there is a robust demand for natural gas in Poland stemming from a limited supply and articulated public policy to reduce foreign dependence, the price at which POGC will purchase gas is not determined competitively. POGC controls the country-wide gas distribution system, so there are no competitive distribution firms that create competitive pricing for the limited supply. Individual industrial users, which have the power to obtain access to POGC's pipeline system but which are not bound by POGC's pricing, may be interested in purchasing natural gas at negotiated prices higher than offered by POGC in order to reduce dependence on POGC, establish an alternative supply, or obtain other perceived benefits. In such circumstances, we believe that industrial users may be willing to pay prices that may be economical to them without being constrained by factors that may limit the price that POGC may be willing to pay. Our disclosure about our inability to assure uninterruptible production or production in amounts that would be

                                                                 FX ENERGY, INC.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
March 10, 2006
Page 3
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         meaningful to such industrial users highlights the fact that we currently may not be able to enter into such single-source supply contracts with users that require assurance of an uninterrupted supply in significant quantities. We believe this only effects pricing, not whether the gas we produce can be sold.

                            -------------------------

         We acknowledge the following:

         o FX Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K.

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2004 10-K.

         o FX Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         We would be happy to provide additional information you may request or respond to further inquiries.


Sincerely,

FX ENERGY, INC.

/s/ David N. Pierce
---------------------
David N. Pierce
President